September 5, 2024

VIA EDGAR TRANSMISSION

Mindy Hooker

CC: Anne McConnell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Nuburu, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-39489

Dear Ms. Hooker:

Set forth below are responses of Nuburu, Inc. (the “Company,” “we,” “us,” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated August 22, 2024 with respect to the filing referenced above. For your convenience, the text of the Staff’s comments is set forth in bold text followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements

Note 9. Convertible Preferred Stock, page F-19

1.
We note your response to prior comment 3; however, it does not appear to us that the facts and circumstances related to the redemption features of your preferred stock are comparable to a change in control of provision that would require an affirmative vote by a company’s Board of Directors. In this regard, we note that on January 31, 2025 (the Test Date), you may be obligated to redeem your preferred stock for cash at the Original Issuance Price if the Conversion Price exceeds the lowest volume-weighted average price per share of your common stock and you may also be required to redeem excess preferred stock for cash if conversions of preferred stock to common stock result in a shareholder owning in excess of 9.99% of your shares. You indicate you believe you control the required redemptions under both the Test Date trigger and the Share Cap trigger because the preferred share agreement provides you "leeway" to determine if you have sufficient funds legally available under applicable law to redeem all the then outstanding shares. Your response appears to imply, regardless of the actual facts and circumstances that exist on the Test Date, you may merely conclude you do not have sufficient funds legally available under applicable law to redeem all the then outstanding shares. Please more fully address the following:
•
Explain how you determined the company "solely controls" any of the provisions that could result in your preferred stock becoming redeemable on the Test Date pursuant to ASC 480-10-S99, including whether the Conversion Price exceeds the lowest volume-weighted average price per share of the company's common stock, whether conversions

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September 6, 2024

of preferred stock to common stock result in a shareholder owning in excess of 9.99% of your shares, or whether you have sufficient funds legally available;
•
Explain what recourse is available to the preferred shareholders if you determine the company does not have sufficient funds legally available; and
•
Although you have filed several exhibits related to your preferred stock, it does not appear these exhibits include or describe the Test Date trigger, the Share Cap trigger, or any potential redemption features related to your preferred stock. Provide us the relevant descriptions of these terms and provisions in the underlying legal agreements.

Response: The Company respectfully acknowledges the Staff’s comment.

The Test Date trigger, the Share Cap trigger and any potential redemption features are included in the Certificate of Designations of the Company, filed originally as Exhibit 3.3 to the Current Report on Form 8-K filed with the SEC on February 6, 2023. Section 9 of such Certificate of Designations describes the potential redemption that will occur on the Test Date. Additionally, the Share Cap is discussed in Section 6 of such Certificate of Designations.

Per Section 9(b) of the Certificate of Designations, "if the Company shall not have sufficient funds legally available under applicable law to redeem all then outstanding shares of Series A Preferred Stock, the Company shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law." The Company has interpreted this to mean that its board of directors can determine what funds are legally available and can choose to not redeem some or all of the Preferred Stock on the Test Date if it is determined that funds are not legally available.

The recourse available to the preferred shareholders if there are not sufficient legally available funds is to first convert their preferred stock to common stock per Sections 6 and 8 of the Certificate of Designations.

The guidance in ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. After further analysis, while in practice the Company will likely control the redemption of the preferred stock by its board of directors determining it does not have sufficient funds legally available, the Certificate of Designations does not clearly state this. Thus, when reading the Certificate of Designations and applying the guidance prescribed in ASC 480-10-S99 the conclusion can be reached that the preferred stock is redeemable when there are legally available funds, which is not in the control of the issuer. Thus, the Company has determined that based on the provisions written within the Certificate of Designations, the Company's Series A Preferred Stock should be classified as mezzanine equity in its consolidated balance sheets.

The Company then assessed whether this error is material to its previously issued financial statements pursuant to guidance in Staff Accounting Bulletin Topic 1.M. Accounting Standards Codification 250-10-S99-1 (“SAB 99”), which states that a matter is considered “material” if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. This guidance is relevant to the judgment of the Company's management about whether the misstatements contained in the previously issued 2023 consolidated financial

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September 6, 2024

statements of the Company are material. An assessment of materiality requires that management view the facts in the context of the surrounding circumstances or the total mix of information. In the context of a misstatement of a financial statement item, the total mix includes both quantitative and qualitative factors in assessing an item’s materiality.

Quantitative Analysis

The following table reflects the correction of the misstatement related to the consolidated balance sheets as of December 31, 2023.

	As of December 31, 2023
	As Reported	Adjustment	As Adjusted	% Change
Convertible preferred stock, $0.0001 par value; 50,000,000 shares authorized; 2,388,905 shares issued and outstanding at June 30, 2024 and December 31, 2023	—	239	239	100%
Stockholders’ Deficit
Convertible preferred stock, $0.0001 par value; 50,000,000 shares authorized; 2,388,905 shares issued and outstanding at June 30, 2024 and December 31, 2023	239	(239)	0	-100%
Common stock, $0.0001 par value; 250,000,000 shares authorized; 3,247,323 and 922,362 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively (1)	92	—	92	0%
Additional paid-in capital (1)	73,245,552	—	73,245,552	0%
Accumulated deficit	(81,898,692)	—	(81,898,692)	0%
Total Stockholders’ Deficit	(8,652,809)	(239)	(8,653,048)	0%
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$10,565,008	$—	$10,565,008	0%

The table above indicates that the reclassification of the Company's preferred equity has a negligible impact on the Company's stockholders' deficit and no impact on any other balance sheet caption.

Qualitative Analysis

The Company’s management also analyzed the impact of this misstatement from a qualitative perspective. In doing so, management considered both the overall qualitative criteria listed in SAB 99 and additional specific qualitative factors directly applicable to the impact of this misstatement and adjustment for users of its financial statements. With respect to the overall qualitative criteria listed in SAB 99, management concluded the following:

•
the misstatement did not have any impact on, nor mask a change in, the Company's earnings trends in any historical period impacted;
•
the misstatement did not hide a failure to meet analysts' consensus expectations for the Company;
•
the misstatement did not change a loss into income or vice versa;
•
the misstatement did not have any impact on compliance with any regulatory requirements;
•
the misstatement did not affect compliance with debt covenants or any other contractual requirements;

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September 6, 2024

•
the misstatement did not have the effect of increasing management’s compensation by satisfying any requirements for the award of any form of base or incentive compensation; and
•
the misstatement did not involve the concealment of an unlawful transaction.

Conclusion

Based on the assessment above, the reclassification of the preferred equity to mezzanine equity is not quantitatively or qualitatively material. Thus, the Company proposes that it will present the preferred equity as mezzanine equity on a prospective basis, i.e. in future financial statements filed with the SEC, but does not find it necessary to restate past financials.

Form 10-K/A Filed August 12, 2024

Exhibits

2.
We note you filed updated Section 906 certifications in your Form 10-K/A, which were required since your amended periodic report contains financial statements; however, we also note you did not file updated Section 302 certifications, which are required in all amended periodic reports and, based on the format and information in your Form 10-K/A, would not be permitted to be modified. In addition, we note you misidentified and included the certifications you filed under the wrong exhibit number. Please correctly file and identify all required certifications in your amended periodic filing. Refer to Items 601(b)(31) and (32) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. It will file an amended 10-K filing the correct certifications no later than September 6, 2024.

Please direct any questions that you have with respect to the foregoing or if any supplemental information is required by the Staff, please do not hesitate to contact me.

Sincerely,

/s/ Brian Knaley

Brian Knaley

Chief Executive Officer

CC: Kurt Simmons, WithumSmith+Brown, PC

Amy Bowler, Holland & Hart LLP